May 5, 2005

BY EDGAR

US Securities and Exchange Commission

450 Fifth Street

Washington DC 20549-0405

Dear Sirs/Mesdames:

Re:	Canplats Resources Corporation

Form 20-F for year ended July 31, 2004

Filed December 16, 2004

Draft amendment filed supplementally

File No. 0-31190

We have reviewed your letter of April 27, 2005 commenting on Amendment No. 1 to our Form 20-F annual report for the fiscal year ended July 31, 2004 and respond as follows.

Please note our response (a) uses the headings of your letter and (b) sets out each of your comments in full, in italics, with our response to each comment directly beneath.

20-F for the year ended July 31, 2004

Auditors’ report, page F-3

1.

We note the revised report of your independent accountants provided in response to prior comment 3. We note that there was a revision to the opinion paragraph to indicate that the financial statements are presented in conformity with U.S. generally accepted accounting principles. We understand the report of your independent accountants included in the Form 20-F filed December 16, 2004 indicates that the financial statements are presented in accordance with Canadian generally accepted accounting principles. Please request that your accountants provide their basis for revising the opinion paragraph of their report. In this regard, also indicate if you intend to revise your financial statements for the material differences between Canadian and U.S. generally accepted accounting principles disclosed in Note 14.

Further to your telephone conversation with our auditor, Larry Okada of Staley Okada, and Ross Mitchell of our office, we are furnishing supplementally a revised report from our auditors.

2.

We note that an explanatory paragraph was added to your accountants’ revised report, provided in response to prior comment 3, to indicate that the consolidated financial statements have been prepared assuming that the Company will continue as a going concern. We note further that your filing also includes a comment by your auditors that “[their] report to the shareholders dated October 4, 2004 is expressed in accordance with Canadian reporting standards, which does not permit a reference to such an uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.” Please request that your accountants address the apparent discrepancy derived by the reference in the additional comment to “Canadian reporting standards” now that their revised opinion indicates that the financial statements have been presented in conformity with U.S. generally accepted accounting principles. Also, request that your accountants consider the need to continue to include the additional comment due to their inclusion of the explanatory paragraph in their revised accountants’ report.

Further to your telephone conversation with our auditor, Larry Okada of Staley Okada, and Ross Mitchell of our office, we are furnishing supplementally a revised report from our auditors.

Acknowledgement

We acknowledge that:

(a)	we are responsible for the adequacy and the accuracy of the disclosure in the filings;
(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(c)	we may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Please fax a copy of your response to the undersigned at (604) 689-3847.

If you require any further information, please contact the undersigned at (604) 484-8211.

Yours truly,

CANPLATS RESOURCES CORPORATION

Per:

/s/ Joseph Ovsenek

Joseph Ovsenek
Assistant Corporate Secretary